Exhibit 99.(8)(b)

Amendment No. 4 Participation Agreement

This Amendment to the Participation Agreement (“Agreement”) dated  January 31, 1995  by and among the Alger Portfolios (formerly The Alger American Fund, (the “Fund”) a Massachusetts Business Trust; Fred Alger & Company, Incorporated, a Delaware corporation, the (“Distributor”); and National Life Insurance Company (the “Company”) is effective this 25th  day of April, 2013 and is hereby amended .  All capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such term in the Agreement.

WHEREAS, Rule 498 of the Securities Act of 1933 (“Rule 498”) provides for the option on the part of the Fund and the Insurance Company to provide a Summary Prospectus in lieu of Statutory Prospectus under certain circumstances with respect to the Fund and its series; and

WHEREAS, the parties desire to set out the roles and responsibilities for complying with Rule 498 and other applicable laws in the event they take advantage of Rule 498 and distribute a Summary Prospectus in lieu of a Statutory Prospectus,

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the Agreement is hereby amended as follows:

1.              For purposes of this Amendment, the terms Summary Prospectus and Statutory Prospectus shall have the same meaning as set forth in Rule 498.

2.              In the event the Insurance Company desires to use Summary Prospectuses in lieu of Statutory Prospectuses, the Fund shall provide Insurance Company with copies of the Summary Prospectuses in the same manner and at the same times as the Participation Agreement requires that the Fund provide Insurance Company with Statutory Prospectuses.

3.              The Fund shall be responsible for compliance with Rule 498(e) and any applicable guidance received from the U.S. Securities and Exchange Commission (the “SEC”) or SEC Staff.  The Fund shall not furnish a hyperlink to any other web site address unrelated to the Fund documents and not furnish any reference or hyperlink to any web site address of any Insurance Company competitor’s web site or products.

4.              The Fund represents and warrants that the Summary Prospectuses and the web site hosting of such Summary Prospectuses will comply with the requirements of Rule 498 applicable to the Fund and its series.

5.              The Fund represents and warrants that the web site used for hosting Summary Prospectuses and other Fund documents as required under Rule 498 shall be publicly available to users a minimum of 99% of the time during any 24 hour period, 95% of the time during any 7-day period, and 95% of the time during any 30-day period, and there will be no period of interruption in public accessibility to the Fund documents web site that exceeds 24 continuous hours excluding server downtime due to scheduled maintenance.  “Available” means that end users are able to access and use the hosting service and all functionality and content therein, and the hosting services are functioning accurately.  The Fund shall not engage in any maintenance, upgrades, replacement of hardware or software, or any other activity that may result in the Fund documents web site not being available without the prior approval of the Insurance Company.  To the extent that there is any applicable guidance received from the SEC or from the SEC Staff that requires web site availability in addition to, or in excess of, these standards, the Fund will comply with such guidance.  In the event there is any interruption in the availability of the Fund documents web page, the Fund and the Fund’s distributor agree that a placeholder page containing a phone number where a Summary Prospectus can be obtained will be on line within a reasonable time frame.

6.              The Fund agrees that the uniform resource locator (“URL”) indicated on each Summary Prospectus will lead Insurance Company contract owners (“Contract Owners”) to the web page used for hosting Summary Prospectuses and that such web page will host the current Fund and series’ documents required to be posted in compliance with Rule 498 and any applicable guidance received from the SEC or from the SEC Staff.

7.              The Fund represents and warrants that it will be responsible for compliance with the provisions of Rule 498(f)(i) involving Contract Owner requests for additional Fund documents made directly to the Fund.  The Fund further represents and warrants that any information obtained about Contract Owners pursuant to this provision will be used solely for the purposes of responding to requests for additional Fund documents.

8.              Insurance Company represents and warrants that it will respond to requests for additional Fund documents made by Contract Owners directly to Insurance Company or one of its affiliates.

9.              Insurance Company represents and warrants that any binding together of Summary Prospectuses and/or Statutory Prospectuses for which Insurance Company is responsible will be done in compliance with Rule 498 and any applicable guidance received from the SEC or from the SEC Staff.

10.       At Insurance Company’s request, the Fund will provide Insurance Company with URLs to the current Fund and series’ documents for use with Insurance Company’s electronic delivery of Fund documents or on Insurance Company’s website.  The Fund will be responsible for maintaining the Fund and series’ current documents on the website to which such URLs originally navigate.  In addition, the Insurance Company shall be permitted in its sole discretion to post a copy of the Fund’s Summary and/or Statutory Prospectus on the Insurance Company’s website.

11.       If the Fund determines that it will end its use of the Summary Prospectus delivery option, the Fund will provide Insurance Company with advance notice of its intent as soon as reasonably practicable, but in no event less than 60-days advance written notice of this intent.  After the termination of any notice period, the Fund shall continue to maintain a Fund documents web site in compliance with the requirements of this Amendments and Rule 498 for a minimum of 90 days, in order to comply with Rule 498.

12.       The Fund shall not deem the Insurance Company, by reason of executing this Amendment, to be service provider of the Fund as that term is used in connection with Rule 38a-1 under the Investment Company Act of 1940.

13.       The parties agree that all other provisions of the Participation Agreement will apply to the terms of this Amendment as applicable.

15.       The parties agree that Insurance Company is not required to distribute Summary Prospectuses to Contract Owners, but rather that the use of the Summary Prospectuses will be at the discretion of Insurance Company.  Insurance Company agrees that it will give the Fund sufficient notice of its intended use of the Summary Prospectuses or the Statutory Prospectuses.

16.                               This Amendment shall become effective as of the date written below and shall remain in effect unless terminated.  This Amendment may be terminated without the payment of any penalty by mutual agreement of the parties in writing.  This Amendment shall terminate automatically upon the termination of the Participation Agreement.  The parties may amend this Amendment upon mutual agreement at any time.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized officer.

Dated as of April 25th , 2013.

FUND COMPANY

By:	/s/ Lisa Moss
Name:	Lisa Moss
Title:	Assistant Secretary

DISTRIBUTOR

By:	/s/ Lisa Moss
Name:	Lisa Moss
Title:	Assistant Secretary

NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Elizabeth MacGowan
Name:	Elizabeth MacGowan
Title:	Vice President